Exhibit 99.2

VERMILION ENERGY INC.

REPORT OF VOTING RESULTS

(SECTION 11.3 OF NATIONAL INSTRUMENT 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders of Vermilion Energy Inc. ("Vermilion") held virtually on April 28, 2020. A detailed description of the business of the Meeting is contained in the Proxy Statement and Information Circular dated March 24, 2020 (the "Information Circular") available on Sedar at www.sedar.com.

An aggregate of 55,364,245 common shares of Vermilion (being 35.28% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.

The vote on each matter was conducted by ballot. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1.	Ordinary resolution to approve fixing the number of directors of Vermilion to be elected at the Meeting at ten (10).

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
41,506,735	98.32%	711,099	1.68%

2.	Ordinary resolution to approve the election of the following ten nominees to serve as directors of Vermilion for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Lorenzo Donadeo	40,800,761	96.67%	1,405,270	3.33%
Larry J. Macdonald	39,447,319	93.44%	2,770,515	6.56%
Carin A. Knickel	40,361,411	95.60%	1,856,423	4.40%
Stephen P. Larke	40,005,735	94.76%	2,212,099	5.24%
Loren M. Leiker	40,942,072	96.98%	1,275,762	3.02%
Dr. Timothy R. Marchant	41,002,675	97.12%	1,215,159	2.88%
Anthony Marino	40,764,572	96.56%	1,453,262	3.44%
Robert Michaleski	40,258,838	95.36%	1,958,996	4.64%
William B. Roby	40,964,247	97.03%	1,253,587	2.97%
Catherine L. Williams	40,365,461	95.61%	1,852,373	4.39%

3.	Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants, as auditors of Vermilion for the ensuing year.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
54,534,184	98.50%	830,061	1.50%

4.	Ordinary resolution to approve the reduction of the stated capital.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
41,068,284	97.28%	1,149,547	2.72%

5.	Ordinary resolution to accept on an advisory basis the approach to executive compensation, as disclosed in the Information Circular.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
27,420,605	64.95%	14,797,225	35.05%